FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December, 2002

Commission File Number 33-99720

ARAUCO AND CONSTITUTION PULP INC.
(Translation of registrant’s name into English)

El Golfe 150
Fourteenth Floor
Santaigo, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ☒    Form 40-F     ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    ☐     No    ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
Ratio Analysis of the Consolidated Financial Statements
September 30, 2002
Amounts in thousands of U.S. dollars, except as indicated.

1.	VALUATION OF ASSETS AND LIABILITIES

The financial statements of Celulosa Arauco y Constitución S.A., a Chilean corporation (the “Company”) and its subsidiaries (the Company, together with its subsidiaries, “Arauco”) have been prepared on the basis of accounting principles generally accepted in Chile and specific guidelines issued by the Superintendencia de Valores y Seguros of Chile (the “Chilean Securities Commission”). In management’s opinion there is no material difference between the Company’s economic value and the valuation reflected in the Company’s financial statements.

2.	ANALYSIS OF FINANCIAL POSITION

a)	Analysis of the Balance Sheet

Beginning January 1, 2002, the Company and its subsidiaries Aserraderos Arauco S.A. and Paneles Arauco S.A. maintain their accounting records and prepare their financial statements in US dollars.

For convenience purposes, the Company’s consolidated financial statements as of and for the nine months ended September 30, 2001, have been translated into US dollars at the September 30, 2001 observed exchange rate of Ch$ 695.02 per US$ 1.00.

These translations should not be construed as representations that the Chilean peso amounts actually represent such U.S. dollar amounts, were converted from U.S. dollars at the rate indicated in preparing the Company’s financial statements or could be converted into U.S. dollars at the rate indicated.

The principal components of assets and liabilities as of September 30, 2001 and 2002 are as follows:

Assets	2001	2002
	ThUS$	ThUS$
Current assets	1,058,342	1,126,954
Net fixed assets	3,436,712	3,545,556
Other assets	69,905	44,592

Total assets	4,564,959	4,717,102

Liabilities and Shareholders Equity	2001	2002
	ThUS$	ThUS$
Current liabilities	178,222	170,297
Long-term liabilities	1,677,175	1,618,687
Minority interest	5,622	5,449
Shareholders’ equity	2,703,940	2,922,669

Total liabilities	4,564,959	4,717,102

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
Ratio Analysis of the Consolidated Financial Statements
September 30, 2002
Amounts in thousands of U.S. dollars, except as indicated.

Total assets increased by 3.3%, or US$ 152 million, from September 30, 2001 to September 30, 2002. The increase is mainly attributable to a US$ 60 million increase in marketable securities, a US$ 25 million increase in trade accounts receivable and a US$ 109 million increase in property, plant and equipment, partially offset by decreases of US$ 8 million in inventories, US$ 11 in recoverable taxes and of US$ 49 million in other assets.

Total liabilities decreased by US$ 66 million from September 30, 2001 to September 30, 2002. The decrease is mainly attributable to a US$ 39 million net decrease in bank borrowings and a US$ 9 million net decrease in other long-term liabilities.

The main financial and operating ratios are as follows:

Liquidity ratios	30.09.2001	31.12.2001	30.09.2002
Current ratio	5.94	6.43	6.62
Acid ratio	3.89	4.15	4.53

The increase in the current and acid ratios in the first nine months of 2002 is primarily attributable to an increase in marketable securities by US$ 60 million as well as an increase in trade accounts receivable of US$ 25 million.

Debt indicators	30.09.2001	31.12.2001	30.09.2002
Debt to equity ratio	0.69	0.59	0.61
Short-term debt to total debt	0.10	0.10	0.10
Long-term debt to total debt	0.90	0.90	0.90
Financial expenses covered	1.58	2.34	3.73

The debt ratio decreased 0.08 points, which in turn is due to the relatively low level of current and long-term bank borrowings.

There is no variation in the short-term debt to total debt ratio from 2001 to 2002, as the composition of the debt remained relatively constant.

The ratio of financial expenses covered increased 2.15 points. The increase is primarily attributable to a US$ 11 million increase in financial expenses and a US$ 170 million increase in net income from September 30, 2001 to September 30, 2002.

Operational ratios	30.09.2001	31.12.2001	30.09.2002
Inventory turnover	1.14	1.62	1.24
Inventory permanence (days)	237.61	222.02	217.70

The inventory turnover ratio increased by 0.10 points. The increase was primarily due to an decrease in average inventory during 2002. Inventory permanence decreased from 237 days in 2001 to 217 days in 2002.

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
Ratio Analysis of the Consolidated Financial Statements
September 30, 2002
Amounts in thousands of U.S. dollars, except as indicated.

b)	Analysis of the Income Statement

The breakdown of operating income and costs is as follows:

Operating income	2001 ThUS$	2002 ThUS$	2001%	2002%
Export sales
Pulp	418,098	454,187	54.80	52.00
Sawn timber and cut wood	146,372	212,660	19.18	24.35
Plywood and fiber panels	65,558	98,561	8.59	11.29
Forestry products	4,492	9,301	0.59	1.07

Total export sales	634,520	774,709	83.16	88.71

Pulp	29,005	24,661	3.80	2.83
Sawn timber and cut wood	43,357	33,837	5.68	3.87
Forestry products	18,862	672	2.47	0.08
Plywood and fiber panels	31,743	31,462	4.16	3.60
Other	5,492	8,038	0.73	0.91

Total domestic sales	128,459	98,670	16.84	11.29

Total operating income	762,979	873,379	100.00	100.00

Operating costs	2001 ThUS$	2002 ThUS$	2001%	2002%
Timber	90,275	89,697	21.32	21.21
Forestry work	84,139	83,650	19.87	19.78
Depreciation	76,962	72,923	18.18	17.25
Maintenance costs	51,247	35,279	12.10	8.34
Chemical products	40,184	41,933	9.49	9.92
Sawing services	41,954	51,545	9.91	12.19
Other raw materials and indirect costs	22,088	30,455	5.22	7.20
Energy and fuel costs	16,564	17,352	3.91	4.11

Total operating costs	423,413	422,834	100.00	100.00

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
Ratio Analysis of the Consolidated Financial Statements
September 30, 2002
Amounts in thousands of U.S. dollars, except as indicated.

Analysis of Operating Income

Operating income includes net income of US$ 282 million compared to US$ 181 million in 2001, a increase of US$ 101 million. The increase is primarily due to a US$ 111 million increase in the gross margin.

Analysis of Non-Operating Income (Loss)

There was a non-operating loss of US$ 75 million during 2002, compared to a non-operating loss of US$ 173 million in 2001. These losses were primarily caused by the following items:

•
The foreign currency exchange rate loss, decreased from a loss of US$ 137 million in 2001 to a loss of US$ 7 million in 2002, largely due to the impact of the Yankee bonds and the shift by the Company and several of its subsidiaries to using U.S. dollars instead of Chilean pesos in their accounting records, starting January 1, 2002.

•	Financial expenses, which increased by US$ 11 million from US$ 70 million in 2001 to US$ 81 million in 2002, largely due to the increase in bonds payable.

Profitability ratios		30.09.2001	31.12.2001	30.09.2002
Equity yield		1.01	4.61	6.99
Asset performance ratio		0.63	2.98	4.24
Operating asset ratio		4.27	6.30	6.15
Income per share (US$)		0.24	1.23	1.74
EBITDA (*)		158,870	325,211	365,152
Income after tax	ThUS$	(5,792)	95,847	182,375

(*)	Income before income tax, interest, depreciation, amortization and extraordinary items.

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
Ratio Analysis of the Consolidated Financial Statements
September 30, 2002
Amounts in thousands of U.S. dollars, except as indicated.

3.	MARKET SITUATION

The market for long fiber bleached pulp (BKP) has registered significant fluctuations in price levels during the first nine months of 2002. The fluctuation is primarily due to weak demand for printing paper and stationary in Europe and the United States during the period, as well as high operation levels of pulp mills in the northern hemisphere.

Arauco’s competition in the production of BKP is primarily found in Canada, the United States and the Scandinavian countries. During the period from January to September 2002 Arauco’s competitors was active in the BKP market, exerting pressure on price levels as production was greater than demand on a global basis. As a result, pulp inventories in these countries have increased since June of 2002, reaching 1.6 million tons at the end of August 2002.

Arauco’s percentage share of the global BKP market has historically been between 5% or 6%. During the first nine months of 2002 there was no increase in installed capacity.

The European market for plywood remained weak during the first nine months of 2002, with the exceptions of England and Spain. There was greater activity in the plywood market in Asia, especially in China and Korea. At the same time, however, the North American plywood market began to slow, with increases in inventory being registered.

Sales of fiber panels fell slightly in the United States but increased in Europe during the first nine months of 2002, a seasonal period of greater activity. Hardboard orders notably increased, resulting in an increase in the average price level. Lastly, as the new MDF production line enters into operation with its almost 60% increase in our capacity, we expect to continue to develop our role in the Asian markets, most notably in China and Korea. We expect margins to increase although average prices may fall, given the increase in volume due to our new production line.

During the first nine months of 2002 we have had a recovery in the demand for and prices of sawn timber and remafuctured wood products in Asia and Middle East. In the United States the situation has been different, with fluctuating prices which in some cases have been higher than 2001 levels and in other cases have been lower.

Mexico has become an important export markets for Chile. Brazil has also been a growing market, with its greatest effect in prices coming in the United States, due to the devaluation of the Brazilian currency/

Local market demand has been weak, largely due to the increase in the dollar/peso exchange rate.

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
Ratio Analysis of the Consolidated Financial Statements
September 30, 2002
Amounts in thousands of U.S. dollars, except as indicated.

4.	ANALYSIS OF CASH FLOW

	30.09.2001 ThUS$	31.12.2001 ThCh$	30.09.2002 ThUS$
Operating cash flow	150,788	229,902	311,266
Cash flow from financing activities	209,782	210,800	(77,418)
Cash flow from investment activities	(64,547)	(126,379)	(217,657)

Net cash flow for the year	296,023	314,323	16,191

The increase in operating cash flows is largely due to higher collections of trade accounts receivable of US$160 million.

The net positive cash flows from financing activities in 2001 is largely due to the loans incurred as well as issuances of bonds. The net negative cash flow in the first nine months of 2002 is primarily due to the payment of dividends and loan payments.

The variation in cash flows from investment activities is largely due to the impact of decreased sales of financial instruments as well as decreased purchases of property, plant and equipment in 2001.

5.	MARKET RISK ANALYSIS

Pursuant to economic risks derived from interest rate variations, the Company has consistently applied policies consistent with the general policies of the industries in which it operates.

As explained in Note 2, beginning January 1, 2002, the Company and its subsidiaries Aserraderos Arauco S.A. and Paneles Arauco S.A. maintain their accounting records and prepare their financial statements in US dollars. Both their assets and their liabilities are denominated in US dollars, as are the majority of their revenues. As a result, their exposure to changes in the exchange rate is significantly decreased.

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
Consolidated Balance Sheets
Amounts in thousands of U.S. dollars, except as indicated.

	At September 30,
ASSETS	2001 ThUS$	2002 ThUS$
CURRENT ASSETS :
Cash	9,562	10,322
Time deposits	5,245	4,524
Marketable securities (note 3)	403,466	463,853
Trade accounts receivable (note 4)	181,909	206,489
Notes receivable	5,465	4,004
Other receivables	27,230	26,758
Notes and accounts receivable from related parties (note 18)	1,671	158
Inventories (note 5)	343,881	335,907
Recoverable taxes	30,944	19,960
Prepaid expenses	20,683	19,343
Deferred tax assets (note 15)	4,033	12,558
Other current assets	24,253	23,078

Total current assets	1,058,342	1,126,954

PROPERTY, PLANT AND EQUIPMENT: (note 6)
Land	342,798	340,191
Forests	1,713,930	1,638,128
Buildings and other infrastructure	1,276,126	1,353,228
Machinery and equipment	1,268,514	1,383,359
Other	221,406	377,282
Technical revaluation	64,678	68,594
Less: Accumulated depreciation	(1,450,740)	(1,615,226)

Net property, plant and equipment	3,436,712	3,545,556

OTHER NON-CURRENT ASSETS:
Investments in related companies (note 7)	16,128	16,821
Investments in other companies	146	134
Goodwill (note 8)	4,513	3,439
Negative goodwill (note 8)	(42,850)	(16,798)
Long-term receivables	5,820	3,971
Intangibles	501	466
Amortization	(126)	(138)
Other (note 9)	85,773	36,697

Total other non-current assets	69,905	44,592

Total assets	4,564,959	4,717,102

The accompanying notes 1 to 30 form an integral part of these consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
Consolidated Balance Sheets
Amounts in thousands of U.S. dollars, except as indicated.

	At September 30,
LIABILITIES AND SHAREHOLDERS’ EQUITY	2001 ThUS$	2002 ThUS$
CURRENT LIABILITIES:
Current bank borrowings (note 10)	70	117
Current portion of long-term bank borrowings (note 14)	45,115	41,738
Current portion of bonds (note 12)	13,581	11,995
Current portion of other long term liabilities	1,361	421
Dividends payable	1,618	1,454
Trade account payable	58,773	57,156
Notes payable	6	6
Sundry accounts payable	12,406	10,190
Notes and accounts payable to related companies (note 18)	929	1,428
Accrued liabilities (note 13)	38,962	22,414
Withholding taxes	4,500	5,129
Income tax payable	—	16,373
Deferred income	833	1,863
Deferred tax liabilities (note 15)	—	—
Other current liabilities	68	13

Total current liabilities	178,222	170,297

LONG-TERM LIABILITIES:
Long-term bank borrowings (note 14)	290,242	250,833
Bonds (note 12)	1,283,356	1,280,764
Notes payable	1	1
Sundry accounts payable	9,922	2,246
Accrued liabilities (note 13)	7,101	7,497
Deferred tax liabilities (note 15)	76,713	76,958
Other long-term liabilities	9,840	388

Total long-term liabilities	1,677,175	1,618,687

Minority interest (note 25)	5,622	5,449

SHAREHOLDERS’ EQUITY: (note 20)
Paid-up in capital	324,575	347,551
Share premium	5,253	5,625
Forestry and other reserves	1,265,844	1,113,148
Retained earnings	1,081,342	1,259,743
Net income for the period	26,926	196,602

Total shareholders’ equity	2,703,940	2,922,669

Total liabilities and shareholders’ equity	4,564,959	4,717,102

The accompanying notes 1 to 30 form an integral part of these consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
Consolidated Statements of Income
Amounts in thousands of U.S. dollars, except as indicated.

	At September 30,
	2001	2002
	ThUS$	ThUS$
OPERATING INCOME:
Sales revenue (note 21)	762,979	873,379
Cost of sales (note 22)	(423,413)	(422,834)
Gross profit	339,566	450,545
Administration and selling expenses (note 22)	(158,435)	(168,539)

Operating income	181,131	282,006

NON-OPERATING INCOME:
Interest earned	4,177	17,305
Share of net income of related companies (note 7)	634	1,549
Other non-operating income (note 23)	17,952	4,005
Amortization of goodwill (note 8)	(707)	(855)
Interest expenses	(69,860)	(80,673)
Other non-operating expenses (note 24)	(6,817)	(9,155)
Price-level restatement (note 1)	18,395	(827)
Foreign currency exchange rate (note 1)	(137,416)	(7,269)

Non-operating loss	(173,642)	(75,920)

Income before taxes, minority interest and amortization of negative goodwill	7,489	206,086
Income taxes (note 15)	(13,281)	(23,711)
Income before minority interest and amortization of negative goodwill	(5,792)	182,375
Minority interest (note 18)	(175)	(222)
Income before amortization of negative goodwill	(5,967)	182,153
Amortization of negative goodwill (note 8)	32,893	14,449

Net income	26,926	196,602

The accompanying notes 1 to 30 form an integral part of these consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
Statements of Consolidated Cash Flows
Amounts in thousands of U.S. dollars, except as indicated.

	At September 30,
	2001 ThCh$	2002 ThCh$
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	26,926	196,602
Loss (Profit) on sale of assets
Loss (profit) on sale of property, plant and equipment	(1,335)	(398)
Items affecting income not involving the movement of cash:
Depreciation	80,180	76,545
Amortization of intangibles	20	20
Write-offs and provisions	4,960	(2,354)
Profit from investments accounted for under the equity method	(721)	(1,549)
Loss from investments accounted for under the equity method	87	—
Amortization of goodwill	707	855
Amortization of negative goodwill	(32,893)	(14,449)
Net price level restatement	(18,395)	827
Foreign currency exchange rate	137,416	7,269
Others	25,607	14,860
Decrease (Increase) in current assets:
Clients and debtors	(178,418)	(140,789)
Inventory	(5,533)	30,067
Other current assets	(8,105)	37,760
Increase (Decrease) in current liabilities:
Suppliers and creditors	136,057	150,800
Interest payable	2,467	(18,867)
Provision for income taxes	(10,954)	18,410
Other current liabilities	(7,285)	(44,343)

Net cash flows from operating activities	150,788	311,266

The accompanying notes 1 to 30 form an integral part of these consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
Statements of Consolidated Cash Flows, continued
Amounts in thousands of U.S. dollars, except as indicated.

	At September 30,
	2001 ThUS$	2002 ThUS$
CASH FLOWS FROM FINANCING ACTIVITIES
Loans from financial institutions	297,258	1,102
Bonds	382,867	—
Dividends paid	(56,019)	(32,888)
Loans paid	(290,873)	(38,562)
Repayments of bonds	(118,739)	(3,486)
Other financing activities	(4,712)	(3,584)

Net cash flow from financing activities	209,782	(77,418)

CASH FLOWS FROM INVESTING ACTIVITIES
Sales of property, plant and equipment	2,617	1,261
Sales of financial instruments	77,726	8,054
Purchase of property, plant and equipment	(126,257)	(220,260)
Investments in other companies	(3,076)	—
Purchases of financial instruments	(18,291)	(8,002)
Other investments	2,734	1,290

Net cash flow from investment activities	(64,547)	(217,657)

Net cash flows from operating, investing and financing activities	296,023	16,191

Effect of inflation	(1,082)	19,735

Net decrease in cash and cash equivalents	294,941	35,926
Initial balance of cash and cash equivalents	122,274	442,205

FINAL BALANCE OF CASH AND CASH EQUIVALENTS	417,215	478,131

The accompanying notes 1 to 30 form an integral part of these consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
September 30, 2002
Notes to the Consolidated Financial statements
Amounts in thousands of U.S. dollars, except as indicated.

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Organization and basis of presentation

Celulosa Arauco y Constitución S.A., a Chilean corporation (the “Company”), and its subsidiaries are engaged principally in the production of pulp and forestry and wood products and the management of its subsidiaries’ forestry assets.

The financial statements of the Company and its subsidiaries (collectively known as “Arauco”) are presented on a consolidated basis and have been prepared on the basis of accounting principles generally accepted in Chile and specific guidelines issued by the Superintendencia de Valores y Seguros (the “Chilean Securities Commission”). The Company consolidates the financial statements of the companies in which it controls a majority of voting shares. All significant intercompany transactions have been eliminated. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Certain minor reclassifications among account headings have been made to these consolidated financial statements in order to present them on a basis more familiar to readers of financial statements in the United States (US).

The consolidated financial statements as of September 30, 2001 and 2002 include the following direct and indirect subsidiaries of the Company, all of which are incorporated in Chile (except as otherwise noted).

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
Ratio Analysis of the Consolidated Financial Statements
September 30, 2002
Amounts in thousands of U.S. dollars, except as indicated.

(a)	Organization and basis of presentation, continued

	Interest of the Company as of September 30, 2002			Total as of September 30, 2001
Subsidiary company	Direct	Indirect	Total	Total
	%	%	%	%
Alto Paraná S.A. (Argentine)	38.00	61.98	99.98	99.62
Alto Paraná S.A. (Argentina)	—	99.97	99.97	99.97
Arauco Denmark ApS (Denmark)	99.00	0.99	99.99	99.99
Arauco Ecuador S.A. (Ecuador)	99.99	0.00	99.99	99.99
Arauco Forest Products B.V.(The Netherlands)	—	99.99	99.99	99.99
Arauco Generación S.A.	99.00	0.99	99.99	99.99
Arauco Honduras S. de R.L. de C.V. (Honduras)	99.00	0.99	99.99	99.99
Arauco Perú S.A. (ex—Cholguán Lima S.A.) (Perú)	99.00	0.99	99.99	99.99
Arauco Wood Products, Inc. (USA)	98.81	1.18	99.99	99.99
Araucomex S.A. de C.V. (México)	99.00	0.99	99.99	99.99
Aserraderos Arauco S.A.	99.00	0.99	99.99	99.99
Bosques Arauco S.A.	1.00	98.93	99.93	99.93
Controladora de Plagas Forestales S.A.	—	51.08	51.08	51.08
Distribuidora Centromaderas S.A.	—	99.99	99.99	99.99
Forestal Arauco Costa Rica S.A. (Costa Rica)	10.00	89.93	99.93	—
Forestal Arauco Guatemala S.A. (Guatemala)	85.00	14.99	99.99	99.99
Forestal Arauco S.A.	99.92	—	99.92	99.92
Forestal Celco S.A.	1.00	98.93	99.93	99.93
Forestal Cholguán S.A.	—	97.35	97.35	97.35
Forestal Conosur S.A. (Uruguay)	3.38	96.59	99.97	98.07
Forestal Misiones S.A. (Argentina)	—	99.99	99.99	99.99
Forestal Valdivia S.A.	1.00	98.93	99.93	99.93
Industrias Forestales S.A. (Argentina)	99.99	—	99.99	99.99
Inversiones Cholguán S.A. (previously Sociedad Agrícola y Ganadera Tolhuaca S.A.)	98.63	1.36	99,99	99.92
Investigaciones Forestales Bioforest S.A.	1.00	98.93	99.93	99.93
Paneles Arauco S.A.	99.00	0.99	99.99	99.99
Servicios Logísticos Arauco S.A. (previously Portuaria Arauco S.A.)	45.00	54.96	99.96	99.96
Trupán Argentina S.A. (Argentina)	—	99.99	99.99	99.99
Arauco Europe S.A. (Switzerland)	59.90	0.09	59.99	—
Arauco Do Brasil Ltda. (Brazil)	99.99	0.00	99.99	—
Agenciamiento y Servicios Profesionales S.A. (México)	99.00	0.99	99.99	—

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
September 30, 2002
Notes to the Consolidated Financial statements
Amounts in thousands of U.S. dollars, except as indicated.

(b)	Currency records

Beginning January 1, 2002, the Company and its subsidiaries Aserraderos Arauco S.A. and Paneles Arauco S.A. maintain their accounting records and prepare their financial statements in US dollars. The Company’s other Chilean subsidiaries maintain their accounting records and prepare their financial statements in Chilean pesos.

(c)	Price-level restatement

The charge or credit for price-level restatement in the consolidated financial statements is comprised of the following three factors:

(i)	the effect of changes in the purchasing power of the Chilean peso during each period presented in the consolidated financial statements;

(ii)	the change in the value of assets and liabilities which are denominated in inflation index-linked units of account called Unidades de Fomento (“UF”); and

(iii)	the change in the value of assets and liabilities which are denominated in foreign currencies.

(i)	Changes in purchasing power

The effect of the changes in the purchasing power of the Chilean peso during each period presented in the consolidated financial statements (including the effect of the changes on the assets, liabilities and net income of the subsidiaries that record and prepare their financial statements in Chilean pesos) is calculated by restating non-monetary assets, liabilities, shareholders’ equity and income statement accounts to reflect changes in the Chilean consumer price index from the date they were acquired or incurred to the end of the period. The net purchasing power gain or loss calculated as described above, and included in net income, reflects the effect of Chilean inflation on the value of monetary assets and liabilities (other than UF—and foreign currency—denominated assets and liabilities) held by Arauco.

The restatements were calculated using the official consumer price index of the Chilean National Institute of Statistics and are based on the “prior month rule”, according to which inflation adjustments are based on the CPI at the close of the month preceding the close of the relevant period or transaction. This index is considered by the business community, the accounting profession and the Chilean government to be the index which most closely complies with the technical requirement to reflect the variation in the general level of prices in Chile and, consequently, is widely used for financial reporting purposes in Chile.

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
September 30, 2002
Notes to the Consolidated Financial statements
Amounts in thousands of U.S. dollars, except as indicated.

(i)	Changes in purchasing power, continued

The values of the CPI were as follows:

	Index	Change from previous September 30,
September 30, 2001	109.96	3.9%
September 30, 2002	112.48	2.3%

The values of the CPI used for the price-level restatement for the two most recent fiscal years were as follows:

	Index	Change from previous August 31,
August 31, 2001	109.16	3.8%
August 31, 2002	111.54	2.2%

The above-mentioned price-level restatements do not purport to represent appraisal or replacement values and are intended only to restate all non-monetary financial statement components in terms of local currency of a single purchasing power and to include in the net result for each period the gain or loss in purchasing power arising from the holding of monetary assets and liabilities exposed to the effects of inflation.

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
September 30, 2002
Notes to the Consolidated Financial statements
Amounts in thousands of U.S. dollars, except as indicated.

(ii)	Inflation Index-linked units of account (UF)

Assets and liabilities that are denominated in inflation index-linked units of account are stated at the period-end values of the respective units of account. The principal inflation index-linked unit used in Chile is the UF, which changes daily to reflect the changes in Chile’s CPI.

Interest-bearing assets and liabilities that are denominated in UFs have their interest rates expressed in terms of an interest rate spread in excess of the indexations of the UF.

Values for the UF were as follows (historical pesos per UF):

Ch$
September 30, 2001	16,094.96
September 30, 2002	16,455.03

(iii)	Assets and liabilities denominated in foreign currency

Assets and liabilities denominated in foreign currency are detailed in note 17 and have been translated into Chilean pesos at the observed exchange rates, as reported by the Central Bank of Chile. The observed exchange rates for foreign currencies were as follows:

	At September 30,
	2001	2002
	Ch$	Ch$
U.S. dollar	695.02	748.73
Yen	5.81	6.15
Euro	632.53	738.39
DM	323.40	—
GBP	1,024.05	1,173.19

The differences arising in the valuations of assets and liabilities denominated in foreign currency as a result of variations in the exchange rates are accounted for in the income statement as an item of price-level restatement in the period in which they arise. Realized and unrealized losses and realized gains on forward foreign exchange contracts and currency swaps are accounted for under the account headings “Interest and other financial expenses” and “Interest earned” in the period in which they arise. See note 1 (n).

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
September 30, 2002
Notes to the Consolidated Financial statements
Amounts in thousands of U.S. dollars, except as indicated.

(c)	Price-level restatement, continued

Credit(charge) to income for price-level restatement:
The charge or credit to income for price-level restatement in each of the reporting periods was comprised of the restatements of non-monetary assets, UF and foreign currency-denominated monetary assets and liabilities, shareholders’ equity and income statement accounts as follows:

	Period ended September 30,
	2001	2002
	ThUS$	ThUS$
	Credit (Charge)	Credit (Charge)
Assets, liabilities and equity restating by CPI
Shareholders’ equity	(158,927)	(49,588)
Property, plant and equipment, net	57,910	22,931
Inventories	6,449	1,957
Other assets and liabilities, net	112,048	24,669

Net effect on income	17,480	(31)

Price-level restatement of income statement accounts	915	(796)

Credit (Charge) to income by CPI	18,395	(827)

	Period ended September 30,
	2001	2002
	ThUS$	ThUS$
	Credit (Charge)	Credit (Charge)
Assets restating by foreign currency
Trade accounts receivable	24,612	(2,197)
Inventories	1	(324)
Other assets	31,315	(23,773)
Liabilities restating by foreign currency
Bank borrowings	(15,601)	842
Bonds	(170,311)	539
Other liabilities	(7,432)	17,644

Net effect on income by foreign currency	(137,416)	(7,269)

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
September 30, 2002
Notes to the Consolidated Financial statements
Amounts in thousands of U.S. dollars, except as indicated.

(d)	Time deposits, marketable securities and investments purchased under agreements to resell

Time deposits are shown at cost plus price-level restatement and accrued interest.

Marketable securities are shown at the lower of cost plus accrued interest and price-level restatement, or market value.

Financial instruments purchased under agreements to resell are held at acquisition cost plus accrued interest and price-level restatement.

(e)	Inventories

Inventories of raw materials, spare parts and supplies have been stated at the latest purchase price or restated cost as determined by price-level restatement principles for those subsidiaries that maintain their accounting records and prepare their financial statements in Chilean pesos. Imports in transit are held at accumulated cost at the balance sheet date plus price-level restatement for subsidiaries that maintain their accounting records and prepare their financial statements in Chilean pesos.

For those subsidiaries that maintain their accounting records and prepare their financial statements in Chilean pesos, finished goods are stated at an average unit production cost for the period, including production overhead and depreciation of fixed assets, plus price-level restatement.

Inventory of forests in exploitation is stated at the commercially appraised value at which these forests were transferred from fixed assets.

For those subsidiaries that maintain their accounting records and prepare their financial statements in Chilean pesos, inventory is valued at the lower of price-level restated cost (or transferred value in the case of forest inventory) and market value.

(f)	Property, plant and equipment

(i)	Property, plant and equipment, excluding forests

The property, plant and equipment of the Company, Aserraderos Arauco S.A. and Paneles Arauco S.A. are valued at cost. The property, plant and equipment of the other Chilean subsidiaries, excluding forests, are valued at cost plus price-level restatement. The carrying value of property, plant and equipment was adjusted in 1979 in accordance with the regulations of the Chilean Securities Commission. See note 6.

Property, plant and equipment, excluding forests and land, is depreciated on a straight-line basis over the estimated remaining useful lives of the underlying assets.

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
September 30, 2002
Notes to the Consolidated Financial statements
Amounts in thousands of U.S. dollars, except as indicated.

(f)	Property, plant and equipment, continued

(j)	Property, plant and equipment, excluding forests, continued

The estimated average remaining useful lives of the property, plant and equipment are as follows:

Years
Buildings and other infrastructure	44
Machinery and equipment	13
Other	2
Technical revaluation	11

(i)	Property, plant and equipment, excluding forests, continued

Arauco generally capitalizes the interest costs associated with financing its work in progress. Profits and losses on the sale of property, plant and equipment, excluding forests, are accounted for as the difference between the book value and the consideration received.

(ii)	Forests

Radiata pine that is less than 16 years old is valued at the cost of development, maintenance and protection plus price-level restatement. Finance costs related to the development of the forests are not capitalized but are expensed in the income statement.

Radiata pine that is 16 or more years old is valued in accordance with a commercial valuation performed by Arauco based on sample measurements of forest growth carried out by independent third parties. The difference between the commercial valuation at period-end and the prior year’s valuations plus price-level restatement is accounted for as an adjustment to “Forests” and to shareholders’ equity under the account heading “Forestry and other reserves”.

Forests which are due to be exploited within one year are reallocated to inventory under current assets.

On the sale of a related finished good, the shareholders’ equity account “Forestry and other reserves” is reduced by the amount of the commercial valuation allocable to such finished good. Such commercial valuation is excluded from cost of sales.

Commercial valuations are not performed on native forests.

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
September 30, 2002
Notes to the Consolidated Financial statements
Amounts in thousands of U.S. dollars, except as indicated.

(g)	Investments in related companies

Investments in companies over which Arauco exercises significant, but not controlling, influence are shown under other non-current assets and are accounted for using the equity method. Arauco is presumed to exercise significant influence where its participation in a company is between 10% and 50%.

Arauco’s proportionate share in the net income and losses of related companies is recognized in non-operating income in the statement of income on an accrual basis, after eliminating any unrealized profits from transactions between related companies.

(h)	Income taxes

Arauco has made provisions at each year-end for income taxes currently payable in accordance with current tax regulations. A detail of provisions for income taxes is shown in note 15.

At September 30, 2002, deferred income taxes have been recognized at the end of each period for all temporary differences between the financial reporting and tax bases of assets and liabilities. Until December 31, 1999, Arauco recognized deferred income taxes in the same manner except for the tax loss carry forwards of certain subsidiaries.

(i)	Bonds

Bonds are shown at face value plus accrued interest and price-level restatement as of each period-end. The discount on, and expenses incurred in, the issue of the bonds are shown under other non-current assets and are amortized over the term of the instruments.

(j)	Staff severance indemnities

Arauco has recorded a liability for long-term severance indemnities in accordance with the collective agreements entered into with its employees. Generally, upon leaving Arauco, employees who have completed five years of service are entitled to one month’s salary for each year of service, up to the retirement age of 60 and 65 years for women and men, respectively. The provision for severance compensation is calculated on the basis of the present value of the total accrued cost of this benefit, discounted at a real annual interest rate of 8%.

(k)	Research and development expenses

The cost of research, project development and special studies are charged to income in the year in which they are incurred, except for the cost of fixed assets once development has been approved. The cost of research and development charged to income was US$ 1,684 thousand and US$ 995 thousand for the periods ended September 30, 2001 and 2002, respectively.

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
September 30, 2002
Notes to the Consolidated Financial statements
Amounts in thousands of U.S. dollars, except as indicated.

(l)	Negative goodwill on investments

Any excess of the book value of a company acquired over the purchase consideration paid is accounted for as a reduction of the consolidated assets in the balance sheet and is amortized to the income statement over a five-year period.

(m)	Goodwill on investments

Any consideration paid to acquire a company in excess of its book value is accounted for as an increase of the consolidated assets in the balance sheet and is amortized over a five year period.

(n)	Cash and cash equivalents

Arauco considers cash and cash equivalents as representing cash and cash instruments with an original maturity of less than 3 months.

(o)	Forward foreign exchange contracts and currency swaps

Arauco’s open forward foreign exchange contracts and currency swaps are revalued according to the current spot rate on a monthly basis. Losses are accounted for in the income statement, whereas gains are deferred and accounted for as liabilities. Such gains are realized as income when the underlying contract expires.

Initial discounts, premiums or commissions on these contracts are deferred and amortized over the lives of the underlying contracts.

(p)	Government grants awarded for forestry activities

Grants that are received from the Chilean government for forestry activities are accounted for as a credit to shareholders’ equity or as a reduction of the cost of the forests. These amounts are realized as income on sale of the related finished goods.

(q)	Provision for vacation pay

Vacation pay earned by employees but not paid is accounted for on an accrual basis.

(r)	Allowance for doubtful accounts

Allowance for doubtful accounts are recorded based on uncollectibility analyses on an individual account basis.

(s)	Leasing assets

Financing leases are recorded at the present value of the minimum lease payments, discounted by the purchase option interest rate indicated in the contract. The obligations are recorded as current and long-term liabilities net of deferred interest.

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
September 30, 2002
Notes to the Consolidated Financial statements
Amounts in thousands of U.S. dollars, except as indicated.

(t)	Intangibles

Intangible assets are recorded at cost, adjusted for price-level restatement and are amortized over 20 years.

(u)	Revenue recognition policy

Revenues are recorded at the time of shipment of products to the customer or upon performance of services.

(v)	Interest rate swap contracts

Interest expense on swap contract-related debt is adjusted for the net amount receivable or payable under the swap contract. The initial premium payable upon entry into the swap contract is amortized over the period of the underlying contract.

(w)	Software

Internal development software costs are expensed when incurred. Purchased software is capitalized and amortized over the estimated useful life up to a maximum of four years. Capitalized software assets are classified in “Property, plant and equipment” as “other assets.”

(x)	Translation of foreign subsidiaries

Beginning January 1, 2002 the financial statements of the Company’s foreign subsidiaries are translated into US dollars in accordance with Technical Bulletin (“BT”) No. 64, “Accounting for Investments Abroad”, issued by the Accountants Association of Chile. In accordance with BT No. 64, the financial statements of foreign subsidiaries whose activities do not constitute an extension of the Chilean parent company’s operations and operate in countries that are exposed to significant risks, restrictions or inflation/exchange fluctuations, are remeasured into US dollars before translation into the accounting records of the parent company. The Company has remeasured the operations of its Argentinean subsidiaries and the Panamanian agency that are not considered an extension of Arauco’s operations into US dollars as follows:

•	Monetary assets and liabilities are translated at period-end rates of exchange between the US dollar and the local currency.

•	All non-monetary assets and liabilities and shareholders’ equity are translated at historical rates of exchange between the US dollar and the local currency.

•	Income and expense accounts are translated at average rates of exchange between the US dollar and the local currency.

•	The effects of any exchange rate fluctuations as compared to the US dollar are included in the results of operations for the relevant period.

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
September 30, 2002
Notes to the Consolidated Financial statements
Amounts in thousands of U.S. dollars, except as indicated.

(x)	Translation of foreign subsidiaries, continued

Until December 31, 2001 under BT No.64, the investment in the foreign subsidiary was price-level restated, in order to separate the effect of price-level restating the foreign investment, which was reflected in income, from the effect of the foreign currency translation gain or loss, which was reflected in equity in the account “Cumulative Translation Adjustment”, as the foreign investment itself was measured in US dollars. For the periods ended September 30, 2002 and 2001, as allowed by BT No. 64, the Company designated US dollar denominated debt as an economic hedge of its net foreign investment in Argentina.

The Company uses an exchange rate of 3.74 Argentine pesos per U.S. dollar in translating its assets and liabilities denominated in Argentine pesos into U.S. dollars, pursuant to Chilean Securities Commission instructions and in accordance with BT Nº 64. The recognition resulted in a loss of US$ 30.8 million.

As of September 30, 2002 the Company’s investments in Argentina represented 13.5% of its consolidated assets, compared to 14.1% at September 30, 2001.

It is not possible to predict what developments will occur in the Argentine economy, what effects the Argentine economic crisis and the devaluation of the Argentine peso may have on the economic and financial condition of the Company’s Argentine subsidiaries or whether the Argentine economic crisis may effect developments in other emerging markets including Chile. The Company’s financial statements include the financial effects of recent current Argentine developments in accordance with both Chilean Securities Commission instructions and Technical Bulletin guidelines.

2.	CHANGES IN ACCOUNTING POLICIES

There are no changes in accounting principles or presentation for the periods covered in these consolidated financial statements.

3.	MARKETABLE SECURITIES

Marketable securities as of each period-end, the majority of which are denominated in local currency, were as follows:

	As of September 30,
	2001 ThUS$	2002 ThUS$
Bonds	682	539
Units in mutual funds	402,756	463,289
Shares	28	25

Total marketable securities	403,466	463,853

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
September 30, 2002
Notes to the Consolidated Financial statements
Amounts in thousands of U.S. dollars, except as indicated.

4.	TRADE ACCOUNTS RECEIVABLE

Trade accounts receivable as of each period-end were as follows:

	As of September 30,
	2001 ThUS$	2002 ThUS$
Trade accounts receivable	183,720	208,041
Allowance for doubtful accounts	(1,811)	(1,552)

Total trade accounts receivable	181,909	206,489

As of September 30, 2001 and 2002, no single customer accounted for more than 10% of the outstanding balance of accounts receivable. Arauco takes steps to reduce the risk of non-payment for goods sold, including the use of letters of credit, receipt of advance payments and the use of insurance policies. If such measures were to fail, Arauco would be exposed to a maximum credit loss equivalent to the accounting balance. Arauco has not experienced any significant losses as a result of non-payment of accounts receivable.

5.	INVENTORIES

Inventories have been valued in accordance with the policy described in note 1 (d). The principal components were as follows:

	As of September 30,
	2001 ThUS$	2002 ThUS$
Finished goods (pulp)	60,019	20,654
Finished goods (sawn timber)	54,500	60,657
Finished goods on consignment (pulp)	35,075	26,333
Work in progress	8,780	11,019
Sawlogs, pulpwood and chips	8,376	11,229
Raw material	27,106	32,389
Forests under exploitation	139,326	162,215
Other	10,699	11,411

Total inventories	343,881	335,907

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
September 30, 2002
Notes to the Consolidated Financial statements
Amounts in thousands of U.S. dollars, except as indicated.

6.	PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment, including forests, have been valued as described in note 1 (e).

Technical revaluation and adjustment of book value

The balances of buildings and other infrastructure, machinery and equipment and other include amounts arising from the technical revaluation of certain assets performed during 1979, in accordance with regulations of the Chilean Securities Commission.

The accumulated net book value of these revaluations as of each period-end is detailed below by class of asset:

	As of September 30,
	2001 ThUS$	2002 ThUS$
Buildings and other infrastructure	3,643	3,392
Machinery and equipment	775	722
Other	3	3

Total increase in value due to technical revaluation of property, plant and equipment	4,421	4,117

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
September 30, 2002
Notes to the Consolidated Financial statements
Amounts in thousands of U.S. dollars, except as indicated.

6.	PROPERTY, PLANT AND EQUIPMENT, continued

The depreciation charge to income of property, plant and equipment was calculated as described in note 1 (e) and was as follows:

	As of September 30,
	2001 ThUS$	2002 ThUS$
Depreciation of:
Property, plant and equipment (excluding land and forests)	80,601	77,417
Technical revaluation	388	343

Total	80,989	77,760

Accumulated depreciation was as follows:

	As of September 30,
	2001 ThUS$	2002 ThUS$
Accumulated depreciation of:
Property, plant and equipment (excluding land and forests)	1,391,315	1,551,526
Technical revaluation	59,425	63,700

Total	1,450,740	1,615,226

Forests

The price-level restated cost and the commercial valuation increment of the forests, determined as described in note 1(e), was as follows:

	As of September 30,
	2001 ThUS$	2002 ThUS$
Price-level restated cost of forests	647,211	442,099
Commercial valuation increment	1,066,719	1,196,029

Total	1,713,930	1,638,128

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
September 30, 2002
Notes to the Consolidated Financial statements
Amounts in thousands of U.S. dollars, except as indicated.

7.	INVESTMENTS IN RELATED COMPANIES

During 2002, Arauco made the following investments in related companies:

In March 2002, the Company acquired 5,814,617 shares in Paneles Arauco S.A. by making a capital contribution of US$ 20,339,681.73 through the capitalization of a loan. Forestal Arauco S.A. acquired 188,769 shares by making a capital contribution of US$ 660,318.27. As a result, the Company now holds a 99% controlling interest and Forestal Arauco S.A. holds a 1% interest in Paneles Arauco S.A.

Between January and September, 2002 the Company and its subsidiary Forestal Cholguán S.A. made a capital contribution of US$ 1,194 thousand in Forestal Conosur S.A.

In February 2002, the Company and its subsidiary Forestal Arauco S.A. made a capital contribution of US$30 thousand to form Forestal Arauco Costa Rica S.A.

Between April and May 2002, the Company made a capital contribution of US$ 294 thousand to form Arauco Do Brasil Ltda., a contribution equivalent to 99.99% of Arauco do Brasil’s paid-in capital.

In April 2002, the Company and its subsidiary Forestal Arauco S.A. made a capital contribution of US$ 6 thousand to form Agenciamiento y Servicios Profesionales S.A. de C.V.

During the first six months of 2002 the Company made a capital contribution of US$ 40 thousand to form Arauco Europe S.A.

During 2001, Arauco made the following investments in related companies:

Between January and September 2001 Arauco’s subsidiary Forestal Arauco S.A. purchased 377,485 shares of Forestal Cholguán S.A. for US$ 150 thousand. The investment resulted in negative goodwill of US$33 thousand for Forestal Arauco S.A.

Taxes on unremitted earnings

Deferred taxes have not been recorded, nor has the investment been adjusted, for taxes that may arise on the distribution or remittance of earnings from investments in related companies as these earnings will either be indefinitely reinvested or will not result in the imposition of additional taxes.

Liabilities that hedge investments in related companies

The Company maintains debt with financial institutions (Morgan Guaranty Trust) and with the public (the Company’s Yankee Bonds 2nd Issue) that was specifically designated as hedging instruments for the Company’s investment in Industrias Forestales S.A., in Argentina.

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
September 30, 2002
Notes to the Consolidated Financial statements
Amounts in thousands of U.S. dollars, except as indicated.

7.	INVESTMENTS IN RELATED COMPANIES, continued

Investment in Alto Paraná S.A.

During June of 2001, Alto Paraná S.A. repurchased all of its preferred shares held by the Company. As a result of the repurchase the Company realized a portion of its cumulative translation adjustment related to this investment, in accordance with BT No. 64, of US$ 10,908 thousand. See note 23.

The investments in related companies at each period-end were as follows:

	As of September 30,
	Percentage Participation		Investment Value		Net income of investee
	2001%	2002%	2001 ThUS$	2002 ThUS$	200 ThUS$	2002 ThUS$
Puerto de Lirquén S.A.	20.14	20.14	12,648	12,670	714	1,104
Inversiones Puerto Coronel S.A.	33.33	33.33	3,135	3,803	(87)	413
Sociedad CDEC-SIC Ltda.	8.00	7.69	29	62	3	19
Servicios Corporativos Sercor S.A. (1)	20.00	20.00	316	286	4	13

Total			16,128	16,821	634	1,549

(1)
During August 2000 “Sigma Servicios Informáticos S.A.” was divided into two companies, one keeping the same name and the other one called “Servicios Corporativos Sercor S.A.”. The investment in Sigma Servicios Informáticos S.A. was sold to Cía. de Seguros Generales Cruz del Sur S.A.

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
September 30, 2002
Notes to the Consolidated Financial statements
Amounts in thousands of U.S. dollars, except as indicated.

8	GOODWILL AND NEGATIVE GOODWILL

Negative	goodwill as of each period-end was as follows:

	As of September 30,
	2001		2002
	Amortization for the year ThUS$	Balance of negative goodwill ThUS$	Amortization for the year ThUS$	Balance of negative goodwill ThUS$
Alto Paraná S.A.	19,375	8,845	1,097	1,289
Industrial y Forestal Misiones S.A.	9,085	15,142	9,086	3,028
Licancel S.A.	635	2,541	680	1,814
Forestal Cholguán S.A.	3,306	15,257	3,132	10,273
Maderas Prensadas Cholguán S.A.	492	1,065	454	394

Total negative goodwill	32,893	42,850	14,449	16,798

b)	Goodwill as of each period-end was as follows:

	As of September 30,
	2001		2002
	Amortization for the year ThUS$	Balance of goodwill ThUS$	Amortization for the year ThUS$	Balance of goodwill ThUS$
Forestal El Aguaray S.A.	90	338	30	60
Paneles Arauco S.A. (Ex-Trupán S.A.)	551	2,936	589	2,358
Inversiones Puerto Coronel S.A.	65	1,239	236	1,021
Inversiones Cholguán S.A. (exAgrícola y Ganadera Tolhuaca S.A.)	1	—	—	—

Total goodwill	707	4,513	855	3,439

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
September 30, 2002
Notes to the Consolidated Financial statements
Amounts in thousands of U.S. dollars, except as indicated.

9.	OTHER NON-CURRENT ASSETS

Other non-current assets as of each period-end were as follows:

	As of September 30,
	2001	2002
	ThUS$	ThUS$
Recoverable taxes	62,635	17,429
Bond issue expenses	17,359	16,182
Discounts on bond issues	2,832	2,459
Financial instruments	330	—
Other	2,617	627

Total other non-current assets	85,773	36,697

10.	CURRENT BANK BORROWINGS

Current bank borrowings as of each period-end were as follows:

	As of September 30,
	2001	2002
	ThUS$	ThUS$
Total outstanding	70	117
Principal outstanding	70	117
Weighted average annual interest rate	—	—

Current bank borrowings were denominated as follows:

	As of September 30,
	2001	2002
	ThUS$	ThUS$
Obligations in foreign currency	56	98
Obligations in local currency	14	19

Total current bank borrowings	70	117

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
September 30, 2002
Notes to the Consolidated Financial statements
Amounts in thousands of U.S. dollars, except as indicated.

11.	CURRENT LIABILITIES

(a)	The following liabilities, excluding bank borrowings, fall due within one year:

	As of September 30,
	2001 ThUS$	2002 ThUS$
Current portion of bonds	13,581	11,995
Current portion of other long-term liabilities	1,361	421
Trade accounts payable	58,773	57,156
Notes payable	6	6
Accounts and notes payable to related parties	929	1,428
Current provisions	38,962	22,414
Sundry accounts payable and other liabilities	19,425	35,022

Total	133,037	128,442

(b)	The percentages of these obligations in foreign and local currency, excluding the effects of forward foreign exchange contracts and currency swaps, were as follows at period-end:

	As of September 30,
	2001%	2002%
Foreign currency	43.74	40.55
Local currency	56.26	59.45

Total	100.00	100.00

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
September 30, 2002
Notes to the Consolidated Financial statements
Amounts in thousands of U.S. dollars, except as indicated.

12.	BONDS

Arauco had two series of domestic bonds and five series of Yankee Bonds outstanding as of September 30, 2002.

The balances of the bonds were as follows:

	As of September 30,
	2001 ThUS$	2002 ThUS$
Current
Series A bonds	3,760	2,194
Series B bonds	304	284
Yankee Bonds 1st Issue	3,621	3,621
Yankee Bonds 2nd Issue	1,198	1,198
Yankee Bonds 3rd Issue	3,234	3,234
Yankee Bonds 4th Issue	1,464	1,464

Total current (including accrued interest)	13,581	11,995

Long-term
Series A bonds	2,707	412
Series B bonds	434	137
Yankee Bonds 1st Issue	180,215	180,215
Yankee Bonds 2nd Issue	400,000	400,000
Yankee Bonds 3rd Issue	300,000	300,000
Yankee Bonds 4th Issue	400,000	400,000

Total long-term	1,283,356	1,280,764

Less total accrued interest	9,615	9,563

Total principal outstanding	1,287,322	1,283,196

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
September 30, 2002
Notes to the Consolidated Financial statements
Amounts in thousands of U.S. dollars, except as indicated.

12.	BONDS, continued

These bonds have the following characteristics:

	Domestic Issue	Domestic Issue	Yankee Bonds 1st Issue	Yankee Bonds 2nd Issue	Yankee Bonds 3rd Issue	Yankee Bonds 4th Issue
Issue date	Jan. 28, 1991	Nov. 28, 1991	Dec.15, 1995	Oct. 3, 1997	Aug. 15, 2000	Sept. 10, 2001
Authorized Amount (nominal)	Series A ThUF 4,800	Series A ThUF 2,250 Series B ThUF 250	8 years ThUS$200,000 12 years ThUS$ 100,000	8 years ThUS$ 175,000 12 years ThUS$ 100,000	10 years ThUS$300,000	10 years Th$400,000
20 years ThUS$ 125,000
Issue amount	Series A ThUF 4,800	Series A ThUF 1,650 Series B ThUF 160	8 years ThUS$200,000 12 years ThUS$100,000	8 years ThUS$ 175,000 12 years ThUS$ 100,000	10 years ThUS$300,000	10 years ThUS$400,000
20 years ThUS$ 125,000
Amounts Authorized but not issued		Series A ThUF 600 Series B ThUF 90
Principal Repayment	Semi-annually Between Aug.1995 And Feb.2003	Semi-annually Between Jun.1994 And Dec.2003	8 years Dec. 2003 12 years Dec.2007	8 years September 2005 12 years September 2009 20 years September 2017	August 2010	September 2011
Interest rate (excluding effects of any interest rate swap)	Series A 6%	Series A and B 6%	8 years 6.75% 12 years 7.00%	8 years 6.95% 12 years 7.20% 20 years 7.50%	8.62%	7.75%
Interest Payment	Semi-annually	Semi-annually	Semi-annually	Semi-annually	Semi-annually	Semi-annually

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
September 30, 2002
Notes to the Consolidated Financial statements
Amounts in thousands of U.S. dollars, except as indicated.

12.	BONDS, continued

As of September 30, 2002, the principal and interest amounts due with respect to these bonds were as follows:

Year	ThUS$
2002 (*)	11,995
2003	80,764
2004	—
2005	175,000
2006 and thereafter	1,025,000

Total	1,292,759

(*)	This amount includes US$ 9,563 thousand of accrued interest.

The principal financial covenants contained in the instruments or agreements with respect to such bonds are as follows:

•	Arauco’s debt to equity ratio must not exceed the ratio of 1:2.1

•	Arauco’s current liabilities must not exceed its current assets.

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
September 30, 2002
Notes to the Consolidated Financial statements
Amounts in thousands of U.S. dollars, except as indicated.

13.	ACCRUED LIABILITIES

(a)	Accrued liabilities were as follows:

	As of September 30,
	2001 ThUS$	2002 ThUS$
Accrued liabilities
Accrual for staff vacations	2,842	3,365
Plant maintenance accrual	16,646	7,102
Standby letters of credit	789	937
Accrual for contingencies	3,588	2,158
Staff severance indemnities	426	420
Sales and shipments expense provisions	2,973	1,625
Electrical expense provision	1,249	1,194
Pending monthly provisional payments	2,043	736
Stamp tax Yankee bonds	4,599	—
Other current liabilities	3,133	3,410
Forestry activity expenses	674	1,467

Total accrued liabilities	38,962	22,414

(b)	Liability for staff severance indemnities

The liability for staff severance indemnity payments is shown at its present value as described in note 1 (i). The movement in this account was as follows:

	As of September 30,
	2001 ThUS$	2002 ThUS$
Balance at beginning of year	7,213	7,916
Provision during the year	818	394
Provision in asset	—	186
Payments during the year	(504)	(579)

Balance as of period-end	7,527	7,917

	As of September 30,
	2001 ThUS$	2002 ThUS$
Shown in the balance sheet as:
Current	426	420
Long-term	7,101	7,497

Total	7,527	7,917

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
September 30, 2002
Notes to the Consolidated Financial statements
Amounts in thousands of U.S. dollars, except as indicated.

14.	LONG-TERM BANK BORROWINGS

(a)	Long-term bank borrowings including accrued interest outstanding at each period-end were as follows:

		As of September 30, 2001		As of September 30, 2002
Bank or financial institution	Denomination	Long- term Portion	Short- term Portion	Long- term Portion	Short- term Portion
		ThUS$	ThUS$	ThUS$	ThUS$
Morgan Guaranty Trust Company (2) (a)	US$	37,500	37,676	—	37,538
J.P. Morgan –Chase (2) (b)	US$	250,000	381	250,000	4,015
Tesoro Argentino (3)	US$	2,742	7,058	833	185

Total long-term bank borrowings		290,242	45,115	250,833	41,738

The weighted average interest rates for foreign currency-denominated debt for the periods ended September 2001 and 2002 were 5.29% and 3.06%, respectively. Arauco enters into forward foreign exchange contracts and currency swap agreements to swap certain amounts of its non-US dollar denominated payment obligations for US dollar-denominated payment obligations.

The UF rate has been expressed as an interest spread in excess of the indexation of the UF. See note 1 (b).

Six month LIBOR at September 30, 2001 and 2002 was 2.52% and 1.71%, respectively.

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
September 30, 2002
Notes to the Consolidated Financial statements
Amounts in thousands of U.S. dollars, except as indicated.

14.	LONG-TERM BANK BORROWINGS, continued

(1)	Alto Paraná Loans

a)    The Company obtained a US$ 150 million loan in order to repay outstanding debt. The loan is denominated in US dollars, and has a variable interest rate of LIBOR plus 0.35%. Interest payments are due quarterly, while the loan principal is repayable in four annual payments, which began on March 20, 2000.

b)    The Argentine subsidiary Alto Paraná S.A. obtained a US$ 250 million loan in order to redeem preferred equity shares. The loan is denominated in US dollars, and has a variable interest rate of LIBOR plus a market spread.

(2)	Tesoro Argentino

Alto Paraná owed an aggregate principal amount of US$ 13 million and additional accrued interest payable to the Argentine government in respect of certain loans originally made by Banco Nacional de Desarrollo to Alto Paraná. These loans were originally covered by guarantees issued by the governments of other countries which sought reimbursement from the Argentine government for payment made under these guarantees. The Argentine government renegotiated its debt with the “Paris Club” countries and, pursuant to Resolution 40/95 issued by the Ministry of Economy and Public Works and Services, has extended these terms to the Argentine companies that originally incurred this debt, including Alto Paraná. According to their terms, those Governmental Obligations have been restructured to mature in installments between 1995 and 2008 and accrue interest at a contractual rate of LIBOR plus a spread of up to 0.625%.

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
September 30, 2002
Notes to the Consolidated Financial statements
Amounts in thousands of U.S. dollars, except as indicated.

14.	LONG-TERM BANK BORROWINGS, continued

(b)	Debt distribution

As of September 30, 2001 and 2002 long-term bank borrowings, including both the current portion and interest accrued, were denominated almost exclusively in foreign currencies.

(c)	Maturity of long-term bank borrowings

As of September 30, 2002, the maturities of long-term bank borrowings payable were as follows:

Year	ThUS$
2002	41,738
2003	50,103
2004	100,127
2005	100,325
2006 and thereafter	278

Total	292,571

The principal financial covenant contained in the instruments or agreements with respect to such long-term bank borrowings was as follows:

•	The interest coverage ratio must not be less than 2.0.

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
September 30, 2002
Notes to the Consolidated Financial statements
Amounts in thousands of U.S. dollars, except as indicated.

15.	INCOME TAXES

(a)	Taxable income

In accordance with Chilean law, the Company and each of its subsidiaries compute and pay tax on a separate basis and not on a consolidated basis.

On a consolidated basis, Arauco recorded charges for income taxes amounting to US$ 14,102 thousand and US$30,989 thousand for the periods ended September 30, 2001 and 2002, respectively. Furthermore, Arauco established provisions for US$ 42 thousand as of September 30, 2001 and US$ 34 thousand as of September 30, 2002 in accordance with Article 21 of the Income Tax Law. These amounts are shown in “Income tax payable,” net of monthly prepayments and training expenses.

The detail of income tax expense is as follows:

	As of September 30,
	2001 ThUS$	2002 ThUS$
Income tax	(14,102)	(30,989)
Provisions estimated in accordance with Article N° 21 of the Income Tax Law in Chile	(42)	(34)
Deferred income tax	1,131	8,386
Amortization of complementary accounts	(94)	(1,329)
Adjustment expense taxes last year	(174)	255

Total Income Tax	(13,281)	(23,711)

(b)	Retained taxable earnings

Shareholders of Chilean corporations are entitled to a tax credit against tax due on dividend distributions to the extent of their allocable share of tax paid by the corporation on such earnings prior to distribution. The retained taxable earnings generated by the Company, along with the related tax credit, if any, that would be available to shareholders on distribution of such amounts, are presented below. Under Chilean tax law, dividend distributions must be made from earnings in years with available credits on a first-in, first-out basis. Remaining tax credits on undistributed earnings as of September 30, 2002 were as follows:

	Retained Earnings		Shareholders’ Tax Credit ThUS$
	With Credit ThUS$	Without Credit ThUS$
Balance as of December 31, 2000	43,560	53	7,687
Balance as of December 31, 2001	27,961	1,150	4,934

Total	71,521	1,203	12,621

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
September 30, 2002
Notes to the Consolidated Financial statements
Amounts in thousands of U.S. dollars, except as indicated.

15.	INCOME TAXES, continued

(c)	Deferred taxation

As explained in note 1 (g), as of September 30, 2001 and 2002, Arauco recorded accumulated deferred taxes arising from temporary differences, as follows:

	As of September 30, 2001
	Deferred tax assets		Deferred tax liabilities
	Current ThUS$	Long term ThUS$	Current ThUS$	Long term ThUS$
Allowance for doubtful accounts	172	956	—	—
Deferred revenues	282	—	—	—
Accrual for staff vacations	651	—	—	—
Production costs	—	—	1,158	—
Property, plant and equipment depreciation	—	—	—	66,149
Capitalized expenses	—	—	6,773	679
Obsolescence reserve	605	—	—	—
Debt issue and project expenses	—	—	—	3,956
Staff severance indemnities	911	279	—	—
Leasing assets	4	72	—	109
Tax loss carry forwards	8,098	2,390	—	—
Property, plant and equipment valuation	—	90,930	—	37,249
Accrual for contingencies	1,256	—	—	—
Plant maintenance accrual	2,288	—	—	—
Project valuation difference	—	—	—	2,488
Other	602	672	2,118	899

Total	14,869	95,299	10,049	111,529

Complementary accounts, net of accumulated amortization(1)	(30)	(41,670)	—	(34,332)
Valuation provision	(757)	(53,145)	—	—

Total	14,082	484	10,049	77,197

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
September 30, 2002
Notes to the Consolidated Financial statements
Amounts in thousands of U.S. dollars, except as indicated.

15.	INCOME TAXES, continued

(c)	Deferred taxation, continued

	As of Septembere 30, 2002
	Deferred tax assets		Deferred tax liabilities
	Current ThUS$	Long term ThUS$	Current ThUS$	Long term ThUS$
Allowance for doubtful accounts	522	125	—	—
Deferred revenues	446	37	3	—
Accrual for staff vacations	513	—	—	—
Production costs	—	—	6,280	11
Capitalized expenses	22	—	645	2,953
Property, plant and equipment depreciation	—	10	—	82,579
Staff severance indemnities	1,000	350	—	—
Debt issue and project expenses	—	—	191	6,377
Obsolescence reserve	601	—	—	—
Accrual for contingencies	328	—	—	—
Tax loss carryforwards	5,918	3,293	—	37
Property, plant and equipment valuation	—	26,116	—	8,060
Leasing assets	66	—	65	20
Plant maintenance accrual	899	—	—	—
Impact of devaluation of Argentine peso	9,092	36,144	—	—
Unrealized result	—	—	—	660
Other	903	3	35	4

Total	20,310	66,078	7,219	100,701

Complementary accounts, net of accumulated amortization(1)	(127)	(14,879)	—	(15,173)
Valuation provision	(406)	(42,629)	—	—

Total	19,777	8,570	7,219	85,528

(1) These accounts reverse over the same period as the timing differences that gave rise to them with an average of approximately 15 years.

16.	FORESTRY GRANTS

Forestry grants are included in shareholders’ equity under the account heading “Forestry and other reserves”. These grants are transferred to income at the time of sale of the related finished goods. The Company’s forestry subsidiaries received forestry grants of US$ 232 thousand during the period ending September 30, 2001 and US$ 103 during the period ending September 30, 2002.

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
September 30, 2002
Notes to the Consolidated Financial statements
Amounts in thousands of U.S. dollars, except as indicated.

17.	ASSETS AND LIABILITIES DENOMINATED IN LOCAL AND FOREIGN CURRENCY

As of each period-end, Arauco had assets and liabilities denominated in local and foreign currencies. These assets and liabilities are shown at their local and foreign currency equivalent at each period-end.

		At September 30,
	Currency	2001 ThUS$	2002 ThUS$
Assets
Current Assets:
Cash and banks	US$	4,842	7,813
Cash and banks	Ch$	3,460	2,230
Cash and banks	Other currencies	1,260	279
Time deposits and marketable securities	US$	202,734	271,475
Time deposits and marketable securities	Ch$	10,224	11,525
Time deposits and marketable securities	Other currencies	195,753	185,377
Trade accounts receivable	US$	150,770	182,486
Trade accounts receivable	Ch$	18,331	16,499
Trade accounts receivable	Other currencies	12,808	7,504
Other accounts receivable	US$	16,044	10,385
Other accounts receivable	Ch$	18,322	20,289
Other accounts receivable	Other currencies	—	246
Inventories	US$	67,582	125,566
Inventories	Ch$	276,299	210,341
Other current assets	US$	34,552	36,225
Other current assets	Ch$	45,361	38,714

Total current assets		1,058,342	1,126,954

Property, plant and equipment and other assets:
Property, plant and equipment	US$	1,052,257	1,659,579
Property, plant and equipment	Ch$	2,384,455	1,885,977
Other assets	US$	46,103	34,901
Other assets	Ch$	23,802	9,691

Total property, plant and equipment and other assets		3,506,617	3,590,148

Total assets		4,564,959	4,717,102

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
September 30, 2002
Notes to the Consolidated Financial statements
Amounts in thousands of U.S. dollars, except as indicated.

17.	ASSETS AND LIABILITIES DENOMINATED IN LOCAL AND FOREIGN CURRENCY, continued

		At September 30,
	Currency	2001 ThUS$	2002 ThUS$
Liabilities
Current liabilities:
Current bank borrowings	US$	56	22
Current bank borrowings	Ch$	14	19
Current bank borrowings	Other currencies	—	76
Current portion of long-term bank borrowings	US$	45,115	41,738
Current portion of bonds	US$	9,537	9,517
Current portion of bonds	Ch$	4,044	2,478
Notes and trade accounts payable	US$	35,932	25,417
Notes and trade accounts payable	Ch$	35,551	42,106
Notes and trade accounts payable	Other currencies	631	1,257
Other current liabilities	US$	12,092	15,892
Other current liabilities	Ch$	35,250	31,775

Total current liabilities		178,222	170,297

Long-term liabilities:
Long-term bank borrowings	US$	290,242	250,000
Long-term bank borrowings	Other currencies	—	833
Bonds	US$	1,280,215	1,280,215
Bonds	Ch$	3,141	549
Other long-term liabilities	US$	20,746	2,174
Other long-term liabilities	Ch$	82,831	84,916

Total long-term liabilities		1,677,175	1,618,687

Total liabilities		1,855,397	1,788,984

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
September 30, 2002
Notes to the Consolidated Financial statements
Amounts in thousands of U.S. dollars, except as indicated.

18.	BALANCES AND TRANSACTIONS WITH RELATED PARTIES

	As of September 30,
Company	Relationship	2001 ThUS$	2002 ThUS$	Transaction
(a) Current assets
Cía. de Seguros Generales Cruz del Sur S.A.	Affiliate	1,460	158	Accounts receivable
Fundación Educacional Arauco	Affiliate	211	—	Accounts receivable

Total current assets		1,671	158

(b) Current liabilities
Compañía de Petróleos de Chile S.A.	Shareholder	493	794	Accounts payable
Puerto de Lirquén S.A.	Affiliate	295	276	Accounts payable
Compañía Puerto de Coronel S.A.	Affiliate	120	187	Accounts payable
Abastible S.A.	Affiliate	5	16	Accounts payable
Sigma Servicios Informáticos S.A.	Affiliate	11	—	Accounts payable
Servicios Corporativos Sercor S.A.	Affiliate	—	1	Accounts payable
Fundación Educacional Arauco	Affiliate	—	151	Accounts payable
Compañía de Turismo de Chile Ltda.	Affiliate	5	3	Accounts payable

Total current liabilities		929	1,428

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
September 30, 2002
Notes to the Consolidated Financial statements
Amounts in thousands of U.S. dollars, except as indicated.

18.	BALANCES AND TRANSACTIONS WITH RELATED PARTIES, continued

During the period-ended September 30, 2001 and 2002, Arauco had the following related party transactions that affected net income:

	Purchases (sales) Period ended September 30,
	2001 ThUS$	2002 ThUS$
(a) Compañía de Petróleos de Chile S.A.:
Purchases of fuel	8,779	10,893
Other Sales	(1)	(1)
(b) Puerto de Lirquén S.A.:
Port services	1,023	1,674
(c) ABC Comercial S.A.:
Other Purchases	3	83
(d) Abastible S.A.:
Purchases of fuel	199	58
(e) Frontel S.A.:
Electric power purchases	47	—
(f) Compañía de Seguros
Generales Cruz del Sur S.A.:
Direct insurance premiums	3,522	1,289
(g) Compañía de Turismo de Chile Ltda.
Purchase of tickets	71	3
(h) Cía. Puerto de Coronel S.A:
Stockpiling services	1,380	767
(i) Soc. Austral de Electricidad S.A.
Electric power purchases	28	—
Other sales	(3)	—
(j) Sigma Servicios Informáticos S.A.
Processing service	20	—

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
September 30, 2002
Notes to the Consolidated Financial statements
Amounts in thousands of U.S. dollars, except as indicated.

19.	CONTINGENCIES AND COMMITMENTS

(a)	Arauco

Arauco is not currently involved in any court proceedings or other legal actions which could significantly affect its financial or operational condition.

The liabilities included in current and long-term bank borrowings require Arauco to comply with certain financial restrictions. Non-compliance could result in these debts becoming fully payable upon demand.

The minimum financial restrictions are:

i)	The debt ratio must not be higher than 1.2.
ii)	The current ratio must not be less than 1.0.
iii)	The interest coverage ratio must not be less than 2.0.

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
September 30, 2002
Notes to the Consolidated Financial statements
Amounts in thousands of U.S. dollars, except as indicated.

20.	SHAREHOLDERS’ EQUITY

The movements in the capital and reserve accounts for each of the periods ended September 30, 2001 and 2002 are as follows:

September 30, 2001	Paid-in capital ThUS$	Share premium ThUS$	Forestry and other reserves ThUS$	Retained earnings from prior years ThUS$	Interim dividends ThUS$	Net income for the period ThUS$	Total ThUS$
Balance as of December 31, 2000	317,588	5,140	1,270,390	906,042	(61,606)	267,505	2,705,059
Prior period income allocation	—	—	—	267,505	—	(267,505)	—
Equity price level restatement	6,987	113	27,907	24,817	(1,350)	—	58,474
Dividends paid	—	—	—	(117,022)	62,956	—	(54,066)
Cumulative translation adjustment	—	—	65,160	—	—	—	65,160
Forestry reserve	—	—	(95,764)	—	—	—	(95,764)
Forestry reserve adjustment related to subsidiaries	—	—	(1,849)	—	—	—	(1,849)
Net income for the period	—	—	—	—	—	26,926	26,926

Balance as of September 30, 2001	324,575	5,253	1,265,844	1,081,342	—	26,926	2,703,940

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
September 30, 2002
Notes to the Consolidated Financial statements
Amounts in thousands of U.S. dollars, except as indicated.

20.	SHAREHOLDERS’ EQUITY, continued

September 2002	Paid-in capital ThUS$	Share Premium ThUS$	Forestry and other reserves ThUS$	Earnings From prior years ThUS$	Interim dividends ThUS$	Net income for the period ThUS$	Total ThUS$
Balance as of December 31, 2001	347,551	5,625	1,470,901	1,158,087	(5,357)	139,910	3,116,717
Prior period income allocation	—	—	—	139,910	—	(139,910)	—
Dividends paid	—	—	—	(38,254)	5,357	—	(32,897)
Cumulative translation adjustment	—	—	(4,109)	—	—	—	(4,109)
Forestry reserve	—	—	(100,365)	—	—	—	(100,365)
Forestry reserve adjustment related to subsidiaries	—	—	(2,110)	—	—	—	(2,110)
Conversion adjustment related to subsidiaries	—	—	(251,169)	—	—	—	(251,169)
Net income for the period	—	—	—	—	—	196,602	196,602

Balance as of September, 2002	347,551	5,625	1,113,148	1,259,743	—	196,602	2,922,669

The number of shares authorized, issued and outstanding as of September 2001 and 2002 was 113,152,446. The Company’s shares are of a single series without a fixed nominal value.

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
September 30, 2002
Notes to the Consolidated Financial statements
Amounts in thousands of U.S. dollars, except as indicated.

21.	SALES REVENUE

Arauco’s sales revenues were derived from export and domestic sales of the following products:

	As of September 30,
	2001 ThUS$	2002 ThUS$
Export sales
Bleached pulp	318,246	356,789
Unbleached pulp	99,852	97,398
Sawlogs	169	1,098
Flitches	3,851	4,358
Sawn timber	87,902	122,757
Remanufactured wood products	54,619	85,545
Plywood and fiber panels	65,558	98,561
Posts	4,323	8,203

Total export sales revenue	634,520	774,709

Domestic sales
Bleached pulp	28,238	23,197
Unbleached pulp	767	1,464
Sawlogs	11,370	591
Pulplogs	7,492	81
Sawn timber	32,383	31,212
Remanufactured wood products	10,974	2,625
Chips	807	—
Electric power	542	1,471
Plywood and fiber panels	31,743	31,462
Other	4,143	6,567

Total domestic sales revenue	128,459	98,670

Total sales revenue	762,979	873,379

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
September 30, 2002
Notes to the Consolidated Financial statements
Amounts in thousands of U.S. dollars, except as indicated.

22.	OPERATING COSTS

(a)	Cost of sales

Arauco’s cost of sales consisted of the following:

	As of September 30,
	2001 ThUS$	2002 ThUS$
Timber	90,275	89,697
Chemical products	40,184	41,933
Maintenance costs	51,247	35,279
Depreciation	76,962	72,923
Energy and fuel costs	16,564	17,352
Forestry works	84,139	83,650
Port costs	6,547	6,078
Sawing services	41,954	51,545
Electric power costs	295	2,484
Other raw materials, indirect cost and other	15,246	21,893

Total cost of sales	423,413	422,834

(b)	Administration and selling expenses

Administration and selling expenses were as follows:

	As of September 30,
	2001 ThUS$	2002 ThUS$
Wages and salaries	20,888	18,038
Insurance	2,662	3,129
Depreciation	3,639	4,494
Freight	75,529	84,626
Other transportation costs	20,090	25,122
Selling expenses	11,982	12,616
Other administrative expenses	23,645	20,514

Total administration and selling expenses	158,435	168,539

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
September 30, 2002
Notes to the Consolidated Financial statements
Amounts in thousands of U.S. dollars, except as indicated.

23.	OTHER NON-OPERATING INCOME

Other non-operating income was as follows:

	As of September 30,
	2001 ThUS$	2002 ThUS$
Reimbursement of customs duties	2,293	2,038
Reversal of provision for selling expenses	289	—
Rental income	202	245
Profit on sale of other services	—	13
Insurance recoveries	760	48
Gain on sale of energy	—	110
Sale of materials and others	1,031	248
Gain on sale of property, plant and equipment	1,335	398
Reserve on sale for adjustment conversion	10,908	—
Other income	1,134	905

Total other non-operating income	17,952	4,005

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
September 30, 2002
Notes to the Consolidated Financial statements
Amounts in thousands of U.S. dollars, except as indicated.

24.	OTHER NON-OPERATING EXPENSES

Other non-operating expenses were as follows:

	As of September 30,
	2001 ThUS$	2002 ThUS$
Other services and fees	33	40
Other depreciation and amortization	388	343
Write-off of damaged forest	—	905
Donations	645	585
Severance payments	126	37
Project expenses	188	2,054
Write-off of obsolete material	23	262
Provision for uncollectible accounts receivable	70	212
Legal expenses	76	57
Taxes	2,705	2,990
Adjustment for sale expenses of the previous year	—	332
Other expenses	2,563	1,338

Total other non-operating expenses	6,817	9,155

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
September 30, 2002
Notes to the Consolidated Financial statements
Amounts in thousands of U.S. dollars, except as indicated.

25.	MINORITY INTEREST

The equity value corresponding to the shareholders’ minority interest in each of the Company’s subsidiaries was as follows:

	As of September 30,
	2001 ThUS$	2002 ThUS$
Alto Paraná S.A.	198	193
Forestal Arauco S.A.	1,399	1,421
Forestal Cholguán S.A.	3,772	3,596
Controladora de Plagas Forestales S.A.	253	213
Arauco Europe S.A.	—	26

Total	5,622	5,449

The income value corresponding to the shareholder minority interest in each of the Companys’ subsidiaries was as follow:

	As of September 30,
	2001 ThUS$	2002 ThUS$
Alto Paraná S.A.	(1)	(1)
Forestal Arauco S.A.	(39)	(52)
Inversiones Cholguán S.A.	7	—
Forestal Cholguán S.A.	(99)	(155)
Controladora de Plagas Forestales S.A.	(43)	(14)

Total	(175)	(222)

26.	SANCTIONS

During the periods ended September 30, 2001 and 2002, neither the Company, any member of the Board of Directors nor the Chief Executive Officer of the Company was sanctioned by the Chilean Securities Commission.

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
September 30, 2002
Notes to the Consolidated Financial statements
Amounts in thousands of U.S. dollars, except as indicated.

27.	BOND ISSUE COSTS

Arauco amortizes costs related to the issuance of bonds on a straight-line basis over the terms of the bonds.

The charges to income related to such amortizations for the periods ended September 30, 2001 and 2002 were US$ 1,258 thousand and US$ 2,138 thousand, respectively, which amounts are reflected in the statement of income under the heading “Interest Expense”. The costs recorded for each period are shown below.

	As of September 30,
	2001 ThUS$	2002 ThUS$
Stamp tax	9,156	8,489
Underwriters commission	5,429	5,044
Rate insurance commission	398	319
Risk evaluation	103	95
Accounting advice	44	35
Printing costs	97	86
Legal advice	104	454
Repayment of bonds	4,509	4,384
Other	146	126

Total bond issue costs	19,986	19,032

28.	CASH FLOW

According to regulations established in Circular N° 1312 by the Chilean Securities Commission, the following describes financing or investing activities that will require future cash flows.

Investment Flows	Currency	Amount	Affected Flow
Purchase of fixed assets	US$	4.9 million	2002-2003
Plywood Mill expansion	US$	16.5 million	2002
Valdivia Mill construction project	US$	98.7 million	2002
Valdivia Mill construction project	US$	334.4 million	2003
Valdivia Mill construction project	US$	128.8 million	2004

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
September 30, 2002
Notes to the Consolidated Financial statements
Amounts in thousands of U.S. dollars, except as indicated.

29.	ENVIRONMENTAL

The following current and future expenditures related to the improvement of or investment in product processes designed to protect the environment were made during the period ended September 30, 2002.

•	Project to decrease the effluent of the manufacturing process of white pulp. Spent: US$ 10 thousand. Estimated future cost: US$ 891 thousand.

•	Project to decrease the consumption of chemical products in the process of manufacturing pulp. Spent: US$ 67 thousand. No future costs are forecasted.

•	Project for decreasing the introduction of dust and ash to the environment. Spent: US$ 51 thousand. Estimated future cost: US$ 1,049 thousand.

•	Project to reduce any gases and steam which are a byproduct of the mill production process. Spent: US$ 35 thousand. Estimated future cost: US$ 3,384 thousand.

•	Payments related to environmental protection in connection with the Valdivia Mill Construction Project. Spent: US$ 3,704 thousand. Estimated future cost: US$ 11,876 thousand.

The Company’s subsidiaries Forestal Celco S.A., Forestal Cholguán S.A., Bosques Arauco S.A. and Forestal Valdivia S.A. are implementing an environmental system, regulated under a certification process under rule ISO 14.001. For this reason, between January 1 and September 30, 2002 we have paid US$87 thousand and we anticipate spending an additional amount for this item of US$ 92 thousand .

30.	SUBSEQUENT EVENTS

No events have occurred since September 30, 2002 and subsequent to the issuance of these financial statements that may affect significantly the financial situation of Arauco.

Robinson Tajmuch V.	Alejandro Pérez R.
Controller	Chief Executive Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Celulosa Arauco y Constitución, S.A.
(Registrant)

Date: December 4, 2002	By: /s/ ALEJANDRO PÉREZ
Name: Alejandro Pérez
Title: Chief Executive Officer